SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13-d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    13971R108
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                                 (CUSIP Number)

                                Thomas B. Swartz
                         Capital Alliance Advisors, Inc.
                          50 California St., Suite 2000
                         San Francisco, California 94111
                                 (415) 288-9575
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 11, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| | .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.   13971R108
            ---------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Alliance Advisors, Inc.
           Tax ID # 94-3096113

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |      (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): | |

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California

                                   7      SOLE VOTING POWER
NUMBER OF                                 71,100
SHARES
BENEFICIALLY
OWNED BY
REPORTING
PERSON WITH
                                   8      SHARED VOTING POWER
                                          0

                                   9      SOLE DISPOSITIVE POWER
                                          71,100

                                   10     SHARED DISPOSITIVE POWER
                                          0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           71,100

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
           | |

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.11%

    14     TYPE OF REPORTING PERSON*
           CO

Item 1.  Security and Issuer

         The title of the class of equity shares to which this Schedule 13D relates are the Common Shares of Capital Alliance Income Trust Ltd., a Real Estate Investment Trust. The issuer's principal executive offices are located at:

                  Capital Alliance Income Trust Ltd.
                  50 California Street, Suite 2020
                  San Francisco, CA 94111

Item 2.  Identity and Background

         Name of Reporting Person: Capital Alliance Advisors, Inc.

         State of Incorporation:   California

         Principal Business:       Capital Alliance Advisors, Inc. ("CAAI") is
                                   a real estate asset manager and broker providing brokerage services directly to borrowers on residential properties.

                                   In addition, under the terms of certain
                                   operating agreements, CAAI originates,
                                   underwrites, funds, services  and sells
                                   residential mortgage loans secured by trust deeds in the western United States on behalf of Capital Alliance Income Trust Ltd. and a private real estate investment program. CAAI serves as a real estate investment fiduciary to these programs, assisting them in obtaining both equity and debt from the capital markets, providing investor interface and overall program management.

                                   The principal office of Capital Alliance
                                   Advisors, Inc. is 50 California Street, Suite
                                   2020, San Francisco, CA 94111;    telephone:
                                   (415) 288-9575 facsimile: (415) 288-9590.  As
                                   of March 31, 2001, CAAI had 15 employees.

         Legal Proceedings:        During the last five years, CAAI has not been
                                   a party to any criminal, civil, or federal or state securities law violation proceedings.

         Executive Officers, Directors & Controlling Persons:

                                   The following individuals are the executive officers, directors and controlling persons of the Reporting Person. They have the same business address and are involved in the same business as CAAI which is described above. None of these individuals has been a party to any criminal, civil, or federal or state securities law violation proceedings during the past five years. All are U.S. citizens. They are:

          Thomas B. Swartz, 69, Chairman, Chief Executive Officer and Director. Chairman and Chief Executive Officer of Capital Alliance Advisors, Inc. (1989 to date); Chairman, Chief Executive Officer and Director, Capital Alliance Income Trust Ltd. (1991 to date) and Capital Alliance Funding Corporation (1997 to date); Chairman , Founder, and Chief

          Executive Officer of Sierra Capital Companies and its affiliates (1980 to date); Chairman, CAlliance Realty Fund, LLC (1995 to date).

          Dennis R. Konczal, 50, President, Chief Operating Officer and Director. President (1995 to date), Director (1991 to date), and Executive Vice-President (1991-1995) of Capital Alliance Advisors, Inc.; President, Director and Chief Operating Officer, Capital Alliance Funding Corporation (1997 to date) and Sierra Capital Companies (1984 to date); President (1995 to date) and Executive Vice-President (1991 to 1995) and Director (1991 to date), Capital Alliance Income Trust Ltd.; President and Director, CAlliance Realty Fund, LLC, (1995 to date).

          Richard J. Wrensen, 45, Executive Vice-President, Chief Financial Officer and Director. Executive Vice-President and Chief Financial Officer, Capital Alliance Advisors, Inc. and its affiliates, Capital Alliance Income Trust Ltd., Capital Alliance Funding Corporation and Sierra Capital Companies and its affiliates (1997 to date).

Item 3.   Source and Amount of Funds or Other Consideration

          The source of the funds used in the acquisition of the Common Shares of Capital Alliance Income Trust Ltd. by Capital Alliance Advisors, Inc. were generated from internal working capital. No bank borrowing or other financing was utilized. The aggregate amount of funds invested was $222,519.

          The source of the funds used in the acquisition of the Common Shares of Capital Alliance Income Trust Ltd. by the executive officers, directors and controlling persons of Capital Alliance Advisors, Inc. were generated from their personal working capital. No bank borrowing or other financing was utilized. The aggregate amount of funds invested by Messrs. Swartz, Konczal and Wrensen were $13,655, $69,600 and $181,828 respectively.

Item 4.   Purpose of Transaction

          The purchases of the Common Shares of the Issuer, made by the Reporting Person and Messrs. Swartz, Konczal and Wrensen (the "Purchasers"), were not made with any current view toward or plan or purpose of acquiring Common Shares in a series of successive and periodic acquisitions. All of the Common Shares were acquired over an extended period of time dating back to September, 1998. The Purchasers have acquired the Shares solely for investment purposes and all Common Shares were purchased through the public security exchanges. The Purchasers have no present intention to seek control of the Trust or to change the management or operations of the Trust. The Purchasers do not have any present intention to seek or cause a liquidation of the Trust. The Purchasers have no present intention or plan that would result in the Issuer being involved in an extraordinary corporate transaction, a sale or transfer of a material amount of assets, any change in the current board of directors or management, any material change in present capitalization, any material change in the Issuer's business or corporate structure, or any action causing the Common Shares to be delisted. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as Shareholders to vote on matters subject to Shareholder vote.

Item 5.   Interest in Securities of the Issuer

                         Reporting Person
                         ----------------
Last Reporting           Capital Alliance    Richard J.    Dennis R.   Thomas B.
Date 3/31/01             Advisors, Inc.      Wrensen       Konczal     Swartz

 a)   Number of Shares        65,100          61,300        24,000       3,086

      % of Class               4.68%           4.40%         1.72%        .22%


 b)   Number of Shares
      with Sole Power to      65,100          61,300        24,000       3,086
      Vote

      Number of Shares        65,100          61,300        24,000       3,086
      with Sole Power to
      Dispose


 c)   Transactions during     Number of     Number of     Number of    Number of
      last 60 days (1)        Shares        Shares        Shares       Shares
                              Purchased     Purchased     Purchased    Purchased
                              ---------     ---------     ---------    ---------
                              Price per     Price per     Price per    Price per
                              Share         Share         Share        Share

        2/12/01                              1,000                       NONE
                                             $3.02

        2/13/01                              1,500
                                             $3.10

         3/1/01                              2,000
                                             $3.00

         3/2/01                              1,000
                                             $2.99

         3/9/01                              5,000
                                             $2.95

        3/15/01                              1,000
                                             $3.20

        3/19/01                              1,000
                                             $3.20

        3/21/01                              2,000
                                             $3.30

        3/22/01                100
                             $3.35

        3/23/01                200
                             $3.40

         4/9/01              5,000           1,000
                             $4.19           $4.25

        4/10/01                              4,100
                                             $4.18

        4/11/01              1,000                          1,000
                             $4.00                          $4.05


 (1) All Common Shares were acquired through public security exchanges.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

          None.

Item 7.   Material to Be Filed as Exhibits

          None.


SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief , I certify that the information set forth in this statement is true, complete and correct.

                                             CAPITAL ALLIANCE INCOME TRUST LTD.,
                                             A REAL ESTATE INVESTMENT TRUST

                                             By:    /s/ Thomas B. Swartz
                                                    --------------------
                                                    Thomas B. Swartz
                                                    Chairman